[redacted]

SECURIT ... SION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 3 2008
DIVISION OF MARKET REGULATION

08032073

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 A
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Derivatives Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 4 2008
THOMSON REUTERS

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**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

6\23

# Natixis Derivatives Inc.

**(formerly IXIS Derivatives Inc.)**

**(A wholly owned subsidiary of Natixis Capital Markets Inc.)**

**Statement of Financial Condition**

**December 31, 2007**

**(Available for Public Inspection)**

# Natixis Derivatives Inc. (formerly IXIS Derivatives Inc.)
## Table of Contents
## December 31, 2007

Page(s)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors**

To the Board of Directors
and Stockholder of
Natixis Derivatives Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Natixis Derivatives Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers L.L.P.

April 22, 2008

# Natixis Derivatives Inc. (formerly IXIS Derivatives Inc.)
## Statement of Financial Condition
## December 31, 2007
## (In thousands of U.S. dollars, except share and per share amounts)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 602 |
| Securities borrowed | | 283,781 |
| Securities owned, at estimated fair value (includes $91,055 of pledged securities at estimated fair value) | | 132,200 |
| Derivative contracts, unrealized gains at estimated fair value | | 381,703 |
| Due from broker-dealer and clearing corporation | | 79,259 |
| Accrued interest receivable | | 15 |
| Deferred taxes | | 2,269 |
| Receivables from counterparties | | 13,629 |
| Other assets | | 71 |
| **Total assets** | $ | 893,529 |
| **Liabilities and Stockholder's Equity** | | |
| *Liabilities* | | |
| Borrowings from an affiliate, net | $ | 249,560 |
| Securities loaned | | 91,055 |
| Derivative contracts, unrealized losses at estimated fair value | | 36,739 |
| Securities sold, but not yet purchased, at estimated fair value | | 265,897 |
| Due to affiliates, net | | 39,067 |
| Accrued interest payable | | 333 |
| Due to broker-dealers and clearing corporations | | 5,529 |
| Other liabilities | | 63 |
| Payable to counterparties | | 69,404 |
| Liabilities subordinated to claims of general creditors | | 120,000 |
| *Total liabilities* | | 877,647 |
| *Stockholder's equity* | | |
| Preferred stock, $0.01 par value, 1,000 shares authorized, no shares issued or outstanding | | - |
| Common stock, $0.01 par value; 9,000 shares authorized, 300 shares issued and outstanding | | - |
| Additional paid-in capital | | 30,812 |
| Accumulated deficit | | (14,930) |
| *Total stockholder's equity* | | 15,882 |
| **Total liabilities and stockholder's equity** | $ | 893,529 |

*The accompanying notes are an integral part of this statement of financial condition.*

## 1. Business and Organization

Natixis Derivatives Inc. (formerly IXIS Derivatives Inc.) (the "Company"), a Delaware corporation is registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") derivatives dealer, as defined by SEC Rule 3b-13, whose business consists of eligible OTC derivative instruments, together with related cash and portfolio management activities.

The Company is a wholly-owned subsidiary of Natixis Capital Markets Inc. ("NCM"), which is a wholly-owned subsidiary of Natixis North America Inc. ("NNA"), the ultimate parent of the Natixis North America Group ("Group"). On June 12, 2006, Groupe Banque Populaire ("GBP") and Caisse Nationale des Caisses d'Epargne ("CNCE"), signed an agreement that sets out the terms and conditions of the creation of a new joint subsidiary, Natixis, an entity incorporated in Paris, France which brings together their corporate and investment banking businesses. In accordance with the terms of this agreement, on November 17, 2006, IXIS Corporate and Investment Bank ("IXIS CIB") and its subsidiaries, including NNA, NCM and the Company, were contributed to Natixis.

Effective December 31, 2007, IXIS CIB was dissolved into Natixis. Accordingly, in connection with the dissolution of IXIS CIB, NNA became a wholly owned subsidiary of Natixis.

In connection with the foregoing ownership change, effective March 15, 2007 the Company, NCM and NNA changed their respective names as follows:

| **Previous legal name** | **New legal name** |
|---|---|
| IXIS Derivatives Inc. | Natixis Derivatives Inc. |
| IXIS Capital Markets North America Inc. | Natixis Capital Markets Inc. |
| IXIS North America Inc. | Natixis North America Inc. |

## 2. Summary of Significant Accounting Policies

**Cash and cash equivalents**
The Company considers highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the date of purchase, to be cash equivalents. Amounts placed with affiliates are not considered cash and cash equivalents. At December 31, 2007, all cash and cash equivalents were held at major U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

**Securities owned and securities sold, but not yet purchased**

The purchases and sales of securities owned and securities sold but not yet purchased are recorded at estimated fair value on the trade date in the statement of financial condition. Estimated fair value is generally based on quoted market prices or dealer quotations.

**Derivative contracts and other financial instruments transactions and valuation**
Substantially all of the Company's assets and liabilities are carried at estimated fair value or contracted amounts which the Company believes approximate estimated fair value. Assets which are recorded at contracted amounts approximating estimated fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as securities loaned, customer and non-customer payables, liabilities subordinated to claims of general creditors and certain other payables are recorded at contracted amounts approximating estimated fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their estimated fair values are not materially affected by changes in interest rates or market movements.

Derivative instruments are recorded at estimated fair value or amounts that approximate estimated fair value. Derivative instrument transactions are recorded on trade date. Unrealized valuation gains and losses are reported in derivative contracts unrealized gains, at estimated fair value and in derivative contracts unrealized losses, at estimated fair value in the statement of financial condition. Estimated fair value is based on listed market prices or third party broker-dealer price quotations. To the extent prices are not readily available, estimated fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. OTC derivative instruments are valued using pricing models that consider, among other factors, current and contractual market prices, time value and yield curves and/or volatility factors of the underlying positions, credit, liquidity and other factors, as well as applicable trigger events. Because of the inherent uncertainty of internal models or management's estimate of value, the estimated fair value derived may differ significantly from the estimated fair value that would have been used had a ready market existed. These differences could be material.

The Company has identified the valuation of financial instruments as a critical accounting policy due to the complex nature of certain of its products, the degree of judgment required to appropriately value these products and the impact of such valuation on the financial condition and earnings of the Company.

The Company's financial instruments, other than those financial instruments recorded at contracted amounts, can be aggregated in three categories:

*(1) Financial Instruments with estimated fair values based on quoted market prices or for which the Company has independent external valuations*

The Company's valuation policy is to use quoted market prices from securities and derivatives exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily exchange-traded derivatives and listed equities.

*(2) Financial instruments with estimated fair value determined based on internally developed models or methodologies that employ data that are readily observable from objective sources*

The second category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial

instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors and current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions.

This subjectivity makes these valuations inherently less reliable than quoted market prices. Financial instruments in this category include non-exchange-traded derivatives such as certain equity option contracts, interest rate swaps and equity swaps.

*(3) Financial instruments with estimated fair value based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources*

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore engender judgment by the Company who, as a dealer in many of these instruments, has the appropriate knowledge to estimate data inputs that are less readily observable. For certain instruments, extrapolation or other methods are applied to observed market or other data to estimate assumptions that are not observable.

The Company engages in an ongoing internal review of its valuation practices. The Risk Control department performs an analysis of the Company's valuation practices, typically on a monthly basis or more frequently as necessary. This department is independent of the trading areas responsible for valuing the positions.

Typical approaches include valuation comparisons with external sources, comparisons with observed trading, comparisons of key model valuation inputs, independent trade modeling and a variety of other techniques.

Where the Company cannot verify all of the significant model inputs to observable market data and verify the model to market transactions, the Company values the contract at the transaction price at inception and, consequently, records no day one gain or loss in accordance with Emerging Issues Task Force ("EITF") Issue No. 02-3, "*Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.* ("EITF 02-3").

**Concentrations of credit risk**
The Company clears its equity and listed option transactions through an unaffiliated prime broker. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, customers, other broker-dealers and depositories or banks, are unable to fulfill their contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis.

**Securities borrowed and loaned**
Securities borrowed represents collateral held at the clearing broker which is subject to margin and other requirements and may not be available for general use, except to close out open short positions. Securities loaned represent securities owned by the Company which it has pledged as collateral.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender while for securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or excess collateral retrieved, as applicable.

**Due from broker-dealer and clearing corporation and due to broker-dealers and clearing corporations**
The balance in due from clearing corporation and due to broker-dealers and clearing corporation represents the net margin amount due for settled and unsettled transactions and related activity.

**Income taxes**
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company is included in the consolidated federal and combined state and local income tax returns filed by NNA.

**Interest income, interest expense and dividends**
Interest income and interest expense are recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

The Company incurs interest on amounts due to affiliates and receives interest on amounts due from affiliates as applicable. Interest is earned or accrued based on 1 month LIBOR on the amounts due to and due from affiliates as of each month end.

**Use of estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant estimates include the valuation of derivative financial instruments, securities owned and securities sold but not yet purchased.

## 3. Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157")

SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 also nullified the consensus reached in EITF 02-3, which prohibited the recognition of day one gain or loss on derivative contracts and hybrid instruments measured at fair value when the Company cannot verify all of the significant model inputs to observable market data and market transactions.

SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique such as pricing model and/or the risks inherent in the inputs to the model if market participants would also include such an adjustment. In addition, SFAS 157 prohibits the recognition of "block discounts' for large holding of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of SFAS 157 are applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is assessing what impact, if any, the adoption of SFAS 157 will have on its financial statements.

Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS 159")

SFAS 159 permits entities to choose to measure eligible items (as defined by SFAS 159) at fair value (the "fair value option"). Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. Upfront costs and fees related to items for which the fair value option is elected, shall be recognized in earnings as incurred and not deferred. The decision about whether to elect fair value option is applied on an instrument by instrument basis, is irrevocable and is applied to the entire instrument. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is assessing what impact, if any, the adoption of SFAS 159 will have on its financial statements.

Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51* ("SFAS 160")

SFAS 160 is intended to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require:

- The ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity.

- The amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income.

- Changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. A parent's ownership interest in a subsidiary changes if the parent purchases additional ownership interests in its subsidiary or if the parent sells some of its ownership interests in its subsidiary. It also changes if the subsidiary reacquires some of its ownership interests or the subsidiary issues additional ownership interests. All of those transactions are economically similar, and this statement requires that they be accounted for similarly, as equity transactions.

- When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary is initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontrolling equity investment rather than the carrying amount of that retained investment.

- Entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

SFAS 160 is effective for fiscal years beginning after December 15, 2008 with early adoption prohibited. SFAS 160 shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The Company is assessing what impact, if any, SFAS 160 will have on its statement of financial condition.

Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS 141 (R)")

SFAS 141 (R) is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, SFAS 141 (R) establishes principles and requirements for how the acquiring entity:

- Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree

- Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase

- Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS 141 (R) applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquiree), including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. SFAS 141 (R) applies to all business entities except:

- The formation of a joint venture
- The acquisition of an asset or a group of assets that does not constitute a business
- A combination between entities or businesses under common control
- A combination between not-for-profit organizations or the acquisition of a for-profit business by a not-for-profit organization.

SFAS 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is assessing what impact, if any, SFAS 141 (R) will have on its statement of financial condition.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48")

FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.

In February 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP FIN 48-2") which delayed the implementation of FIN 48 for certain non public companies until fiscal years beginning after December 15, 2007. The Company does not expect the adoption of FIN 48 to have a material effect on its financial position.

Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161") – *an amendment of FASB Statement No. 133* ("SFAS 133")

In March 2008 the FASB issued SFAS 161, which is an amendment of SFAS 133. SFAS 161 applies to all entities and to all derivative instruments and related hedged items. SFAS 161

requires that an entity discloses how and why it uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and how derivative instruments and related hedged items affect the entity's financial position, performance and cash flows.

SFAS 161 requires qualitative disclosures regarding the objectives and strategies for using derivative instruments, quantitative disclosures regarding the fair value amounts on derivative instruments, as well as gains and losses on those respective instruments, and disclosures regarding credit-risk-related contingent features in derivative agreements.

SFAS 161 is effective for fiscal years beginning after November 15, 2008 with early adoption encouraged. SFAS 161 shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied. The Company is assessing what impact, if any, SFAS 161 will have on its financial statements.

**4. Derivative Contracts**

In the normal course of business, the Company enters into transactions involving derivatives and other financial instruments with off-balance sheet risk including interest rate swaps, equity swaps and options and futures. These financial instruments are held for proprietary trading purposes and to manage the Company's own exposure to market and interest rate risk.

Futures contracts are standardized exchange-traded agreements which provide for the delayed delivery or receipt of the underlying, in the case physical settlement is required, or cash, when non-physical settlement is required, with the seller agreeing to make delivery at a specified future date, at a specified price or yield. Equity options are either negotiated over-the-counter or are standardized contracts executed on an exchange. An option contract provides the holder the right, but not the obligation, to purchase from or sell to the option writer an underlying financial instrument at a specified price within a specified period of time. As a writer of options, the Company receives a premium for bearing the risk of an unfavorable change in the price of the financial instrument underlying the option. When the Company purchases an option contract, it pays a premium for the right to buy or sell a financial instrument within a specified period of time or on a specific date.

Interest rate and equity swaps are transactions that generally involve the exchange of fixed and floating rate interest rate or equity obligations without the exchange of the underlying principal amounts. Risk arises from the potential inability of exchanges or counterparties to perform under the terms of the contracts and from changes in securities' values and interest rates. The credit risk associated with futures contracts is limited due to the daily settlement of open contracts with the clearing corporation of the exchange on which the instrument is traded. The Company controls the risk by monitoring the market value of the contracted securities or financial instruments and reviewing the creditworthiness of counterparties.

The Company's exposure to credit risk associated with counterparty nonperformance is generally limited to the estimated fair value of the amounts reflected on the Company's consolidated statements of financial condition. The gross notional or contractual amounts of derivative contracts are used to express the volume of these transactions and do not represent the amounts potentially subject to market or credit risk. In addition, management believes the

measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration.

At December 31, 2007, the estimated fair value of derivative contracts consisted of the following (in thousands of U.S. dollars):

| | Assets | Liabilities |
|---|---|---|
| Equity options contracts | $ 379,557 | $ 31,941 |
| Interest rate swaps | 2,146 | - |
| Equity swaps | - | 4,798 |
| | $ 381,703 | $ 36,739 |

Included in option contracts are listed equity options owned, at estimated fair value, which are pledged to the clearing broker, of $11.9 million.

The Company receives securities as collateral in connection with derivative transactions and other secured lending activities. These securities may be used to enter into securities lending or derivative transactions, or to cover short positions. As of December 31, 2007, the estimated fair value of securities received as collateral by the Company that it was permitted to sell or repledge was $28.9 million, of which $28.8 million was sold or re-pledged.

In connection with its derivative activities, the Company pledges or receives collateral as required. Collateral received and pledged is recorded gross in the statement of financial condition in payable to counterparties and receivable from counterparties, respectively. At December 31, 2007, the Company received and pledged cash collateral of $41.7 million and $13.6 million, respectively.

In some instances the Company enters into written equity put options that meet the definition of a guarantee under FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34* ("FIN 45"). FIN 45 does not require disclosure about derivative contracts if such contracts may be settled in cash and the Company has no basis to conclude that it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. As of December 31, 2007 these derivatives represent a total notional amount of $108.3 million and a fair value of $8.4 million which is recorded in derivative contracts unrealized losses, at estimated fair value on the statement of financial condition.

## 5. Securities Owned and Securities Sold, But Not Yet Purchased

Securities owned and securities sold, but not yet purchased consist primarily of equity securities at estimated fair value. The Company's agreement with its clearing broker permits the clearing broker to use the Company's securities owned as collateral for borrowings, for securities sold not yet purchased and related activity. Securities owned also include securities pledged as collateral for securities lending transactions where the counterparty has the right to sell or repledge the securities.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified equity securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities on the statement of financial condition as of December 31, 2007 at estimated fair value. However, these transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2007. The Company seeks to limit this risk by holding offsetting securities positions or other financial instruments.

## 6. Related Party Transactions

In conjunction with a formal netting arrangement between the Company and members of the Group, the Company settles all receivables and payables including amounts related to current and deferred taxes with affiliates on a net basis. At December 31, 2007, included in due to affiliates, net, the Company recorded payables to Natixis Financial Products Inc. (formerly IXIS Financial Products, Inc.) ("Natixis FP"), and NNA of $36.5 million and $1.8 million, respectively.

In its normal course of business, the Company executes securities borrowing and lending transactions with Natixis Securities North America, Inc. (formerly IXIS Securities North America, Inc.) ("NSNA"), an affiliated broker dealer. At December 31, 2007, the amounts outstanding under securities borrowed and securities loaned transactions with NSNA were $254.8 million and $91.1 million, respectively.

The Company enters into short term deposit and borrowing transactions with Natixis FP which are recorded net in the statement of financial condition. At December 31, 2007, the Company borrowed $249.6 million of overnight loans from Natixis FP at an interest rate of 4.85%. This amount is recorded within borrowings in the statement of financial condition.

The Company's market obligations are guaranteed by Natixis or CNCE under various agreements. On October 15, 2007, Natixis and the Company entered into an agreement which provides for a guarantee by Natixis of the Company's market obligations arising on or after December 19, 2007. In addition, the prior guarantee by IXIS CIB of the Company's market obligations was assumed by Natixis in connection with the dissolution of IXIS CIB. The CNCE guarantee of the Company's obligations remains in effect until the maturity of those obligations.

The Company has a $120 million subordinated loan from NCM that has a scheduled maturity date of May 15, 2009 and accrues interest at three-month LIBOR plus 25 basis points. At December 31, 2007, the Company recorded accrued interest payable to NCM of $0.8 million as of December 31, 2007 in due to affiliates, net in the statement of financial condition.

## 7. Employee Benefit Plans and Employee Incentive Plan

The Company's employees participate in a 401(k) plan sponsored by NNA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company matches 50% of employees' contributions up to the maximum amount permitted by the Internal Revenue Code with the matching portion vesting in equal amounts over a three-year period.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by NNA. NNA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

Certain employees of the Company participate in the Long Term Incentive ("LTI") plan. This plan provides for grants of units, the value of which is indexed to the consolidated three-year adjusted results of NCM as required by the LTI plan documents. The cost of the LTI plan is accrued by the Company over the three year vesting period of the units and reflected as a component of compensation expense.

## 8. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by NNA. For federal, state and local tax purposes, the consolidated tax provision is allocated based on the tax that would have been determined on a separate-return basis. In accordance with a written tax allocation agreement between members of the Group, tax benefits are credited to each company to the extent benefits are utilized by other members of the consolidated group, regardless of whether such benefits could be realized on a stand alone basis.

At December 31, 2007, the Company had federal and state net operating loss carryforwards of approximately $5.8 million which expire in 2027 for which deferred tax assets of approximately $2.3 million have been recognized. The Company does not have any other taxable or deductible temporary differences for which deferred taxes are recognized.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the consolidated Federal and combined state and local filing groups will have sufficient taxable income in future years to absorb the net operating loss carryforwards.

## 9. Regulatory Requirements

The Company is a registered U.S. broker-dealer, which is subject to the SEC's Uniform Net Capital Rule, and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. Under this method, the Company's minimum net capital is $20.0 million under Rule 15c3-1. As of December 31, 2007, the Company had regulatory net capital, as defined, of $103.1 million, which exceeded the minimum net capital requirement, as defined, by $83.1 million.

The aforementioned subordinated loan qualifies as equity capital for regulatory purposes. The subordinated loan may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

## 10. SEC Rule 15c3-3

The Company has complied with the exemptive provisions of SEC Rule 15c3-3, under sub paragraph (k)(2)(i).

**11. Financial Instruments With Off-Balance Sheet Risk**

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

The Company clears all of its securities and listed options transactions through a clearing broker. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right. During 2007, the Company made no payments to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with whom it conducts business. During the year ended December 31, 2007, the Company incurred no loss from counterparties non performance.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

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